Unity Biotechnology, Inc.

3280 Bayshore Blvd

Brisbane, California 94005

April 30, 2018

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Suzanne Hayes, Assistant Director

James Rosenberg, Senior Assistant Chief Accountant

Jeffrey Gabor, Staff Attorney

Ada Sarmento, Staff Attorney

Lisa Vanjoske, Assistant Chief Accountant

Vanessa Robertson, Senior Staff Accountant

Re:	Unity Biotechnology, Inc. Registration Statement on Form S-1 (Registration No. 333-224163)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-224163) (the “Registration Statement”) of Unity Biotechnology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 2, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

Unity Biotechnology, Inc.

By:	/s/ Keith R. Leonard
Keith R. Leonard Jr.
Chief Executive Officer

CC:	Tamara L. Tompkins, Unity Biotechnology, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP